Exhibit 99.3

GoldMining Updates NI 43-101 Technical Report for the Rea Uranium Project;

A Large, Drill Permitted Claim Package in the Western Athabasca Basin, Canada

Vancouver, British Columbia – May 28, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report that it has filed an updated technical report for the Company’s Rea Uranium Project ("Rea Project" or the "Project") in the Western Athabasca Basin, Alberta, Canada. The updated technical report titled, "NI 43-101 Technical Report, Geological Introduction to the Rea Uranium Project, Alberta, Canada” has an effective date of April 30, 2025 (the "Technical Report").

The Rea Project is owned 75% by the Company and 25% by Orano Canada Inc. ("Orano") (for location see Figure 1). The Company’s proposed metallic minerals exploration application for the Project has been reviewed by the Alberta Energy Regulator and authorized as an approved exploration program (see May 1, 2025 news release). The large land package of approximately 125,328 hectares surrounds Oranoꞌs high-grade Dragon Lake prospect at its Maybelle River project. Recently discovered uranium deposits located 60 km to the southeast of the Rea Project include Paladin Energy Limited’s ("Paladin") Triple R deposit and NexGen Energy Inc.'s ("NexGen") Arrow deposit, which are currently in development.

The qualified person has been unable to verify the adjacent-property information, and therefore, the information is not necessarily indicative of the mineralization that is the subject of the Technical Report.

Highlights:

●

The Rea Uranium Project was acquired by GoldMining as part of its acquisition of Brazilian gold properties in 2013. The Company plans to continue to advance the Project given the increasing importance of uranium in the energy sector. Uranium is expected to play a lead role in the growing demand for cleaner energy sources of electricity.

●

The Athabasca Basin is home to some of the world’s richest uranium mines and highest-grade uranium deposits and is currently estimated to contribute approximately 15% of the annual world-wide uranium production.

●

The Rea Project surrounds Orano’s Maybelle River project that hosts shallow (<200 metres below surface) uranium mineralization at the Dragon Lake deposit. The geological structure hosting Dragon Lake (the Maybelle River Corridor – see Figure 2) is projected to extend over an additional 11 kilometres of strike across the northern Rea Project.

●	Apart from the adjacent Maybelle River project, the western Alberta portion of the basin has, by comparison, had minimal exploration to date.

●

The Project is in a relatively underexplored area that has seen renewed exploration activity as a result of recent near surface, basement hosted, high-grade uranium discoveries by NexGen and Paladin in the nearby Patterson Lake area (see Figure 1).

●	GoldMining has identified 70 kilometres of prospective trends in three distinct corridors for future exploration: Maybelle River, Net Lake, and Keane Lake.

●	The Company’s proposed uranium exploration program at the Rea Project has been approved to proceed by the Alberta Energy Regulator.

Alastair Still, CEO of the Company, stated: “We are pleased to announce the updated Technical Report for our prospective Rea Uranium Project which is another important step to advancing to exploration at the Project and is consistent with our broader strategy of seeking to unlock further value for our shareholders across our asset portfolio. As the importance of uranium grows as a fuel for increasing clean energy demands, we continue to work with local stakeholders to develop a sustainable phased approach to exploration and we remain excited about the potential to daylight value from this asset for our shareholders.”

Rea Uranium Project

The Project is located on the western edge of the Athabasca Basin in northeastern Alberta, about 45 kilometres west-southwest of Cluff Lake and approximately 185 kilometres north-northwest of Fort McMurray. The Rea Project consists of 16 Alberta Rock-Hosted Mineral Permits (permits), totaling 125,328 hectares.

Access to the Rea Project is by helicopter or fixed-wing aircraft year-round or winter road that connects Fort McKay with Fort Chipewyan from January to March of each year depending on winter conditions. There are some access roads on the Project that can be used for all-terrain vehicles. The largest nearby town of Fort McMurray services mineral exploration and mining in the district.

Figure 1 – Rea Project Location Map

The rocks underlying the western part of the Athabasca Basin comprise complexly deformed and strongly metamorphosed Archean to Paleoproterozoic crystalline basement rocks of the Lloyd Domain (Careen Lake Group) of the Rae geological province. The basement rocks comprise a dominantly supracrustal package of psammo-pelitic gneiss, psammitic gneiss, pelitic gneiss, and garnet diatexite with subordinate metaquartzite, amphibolite, and ultramafic rock that are currently assigned to the Careen Lake Group. The supracrustral rocks were later intruded by significant amounts of granodiorite, quartz diorite, monzodiorite, and minor gabbro that, collectively, are termed the ‘quartz diorite suite’.

In 2005, the Rea Project land package surrounding the Maybelle River project was acquired by BGC, which was subsequently acquired by GoldMining in 2013.

With respect to mineralization, several targeted corridors for future exploration have been delineated by GoldMining based on historical geophysical conductors, surficial geochemical anomalies, and drillholes that encountered subsurface zones with uranium. In the southwest part of the Rea Project, the Net Lake corridor comprises a prospective sandstone unit within which historic drilling yielded uranium concentrations of up to 48 ppm total uranium ("U"), as well as trace amounts of graphite in the basement rock. In the north portion of the Project historic drilling along the extension of the Maybelle River corridor yielded 87 ppm total U over 1 metre. Additionally, drill core along the Maybelle River corridor intersected clay alteration, breccia zones and dravite, which represent features associated with unconformity uranium deposits elsewhere in the Athabasca Basin.

GoldMining commissioned Fathom Geophysics to reprocess and interpret historical airborne geophysical data. As a result of the work, over 70 kilometres of prospective trends were identified in three distinct corridors for future exploration: Maybelle River, Net Lake, and Keane Lake. These corridors exhibit geophysical signatures that are interpreted as graphite-bearing shear zones with potential to host unconformity-style uranium mineralization (see Figure 2).

Figure 2 – Rea Project, prospective exploration corridors.

520000
550000
6470000
6440000
Drillholes (within property)
Eldorado Nuclear Ltd.
Brazilian Gold Corp.
Uranerz Exploration & Mining Ltd.
Chevron Corp.
Norcen Energy Resources Ltd.
N
ALBERTA
SASKATCHEWAN
Maybelle River Corridor
Keane Lake Corridor
Net Lake Corridor
Orano Dragon Lake /
Maybelle River Prospect
Athabasca Basin Edge
Geophysical Interpreted Structures
Dominant dextral shear
Non-dominant sinistral shear
Normal
Reactivated normal
Sinistral shear
Thrust/reverse
Legend
Uranerz historical drillhole U (in ppm)
< 20.00
20.01 - 50.00
> 50.00
Red Dragon historical drillhole U (in ppm)
< 20.00
20.01 - 50.00
> 50.00
Property Outline
Provincial Boundary
Sheared Graphite
GMI prospective exploration corridors
GOLDMINING
Rea Project, Northeast Alberta, Canada
Prospective uranium exploration corridors
1:400,000
UTM N83 Zone 12
November 2024
0
10
km
APEX GEOSCIENCE

For further information on the Rea Project please refer to the Technical Report, a copy of which is available under the Company’s profile at www.sedarplus.ca.

Qualified Persons

The Technical Report was prepared by Roy Eccles, P. Geol., of APEX Geoscience Ltd., who is independent of GoldMining, the Rea Project, and is a qualified person as defined by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Eccles has reviewed, verified and approved the technical information related to the Technical Report in this news release.

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Smith is a qualified person as defined in NI 43-101.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and over 26 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project, planned work at the Project and expectations regarding demand for uranium and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.